Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA BECOMES TIER 1 ISSUER

March 14, 2003 - AMERICAN BONANZA GOLD MINING CORP. (the “Corporation”) is pleased to announce it has met the requirements for a TIER 1 issuer on the TSX Venture Exchange . As a result of this change in classification 6,000,0000 Class A Common Voting Shares of the Corporation will be released from escrow within 10 days of March 14, 2003, the effective date of the change in this classification.

About American Bonanza
The Corporation is engaged in the acquisition, exploration and development of high-grade gold properties. The Corporation’s innovative metallogenic techniques developed at considerable expense represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. The Corporation’s metallogenic techniques have involved technical pioneering in terms of geological data analysis, hardware and software applications and will be the catalyst for future corporate growth.

Additional information about American Bonanza can be obtained at www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023